UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[x]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021
or
[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from           to

Commission File No. 001-12907
____________________________________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Knoll Retirement Savings Plan
1235 Water Street
East Greenville, PA 18041
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MillerKnoll, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, MI 49464

Knoll Retirement Savings Plan
Financial Statements and Supplementary Schedule
Years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Knoll Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2016.
Kingston, Pennsylvania
June 29, 2022

Knoll Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:
Investments, at fair value	$409,075,712	$391,607,239
Notes receivable from participants	2,917,162	3,073,482
Total assets	411,992,874	394,680,721
Liabilities:	—	—
Net assets available for benefits	$411,992,874	$394,680,721

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions:
Investment income
Interest and dividends	$22,762,204
Net appreciation in fair value of investments	28,835,775
Total investment income	51,597,979
Interest income on notes receivable from participants	172,657
Contributions
Participants	11,794,350
Rollovers	4,580,952
Employer	1,571,489
Total contributions	17,946,791
Total additions	69,717,427
Deductions:
Benefits paid to participants	(52,034,427)
Administrative expenses	(370,847)
Total deductions	(52,405,274)
Net increase	17,312,153
Net assets available for benefits:
Beginning of year	394,680,721
End of year	$411,992,874

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

1.   Description of Plan
The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from Knoll, Inc.
On July 19, 2021, Herman Miller, Inc. completed its previously announced acquisition of Knoll, Inc. ("the Company", "Knoll", or "employer"). Subsequent to the acquisition, Knoll was no longer a publicly-held company and became a wholly owned subsidiary of Herman Miller. Knoll's common stock was delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934. On November 1, 2021, Herman Miller changed its name to MillerKnoll, Inc. ("MillerKnoll").
Prior to and post acquisition, Knoll remains the sponsor and administrator of the Plan for the benefit of any or all of its employees.
Trustee
Under a trust agreement with the Plan administrator, Vanguard Fiduciary Trust Company ("Vanguard") is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants
General
The Plan is a defined contribution plan covering substantially all U.S. employees of Knoll.
All Knoll employees are eligible to participate at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code"). The MillerKnoll Investment Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Contributions
Participants can elect to contribute up to 50% of their respective annual compensation (as defined in the Plan document), on a pre-tax basis, after-tax basis, Roth basis, or a combination thereof, subject to the Code's annual maximum contribution limit, which was $19,500 for 2021. Participants age 50 and older may elect to make catch-up contributions under the Plan, subject to the Code's annual maximum catch-up contribution limit, which was $6,500 for 2021. Additionally, participants may contribute amounts representing distributions from other qualified plans (rollovers).
Effective January 1, 2021 the Company matches 25% of a participants contributions up to a maximum participant contribution of 6% of compensation (i.e., the Company's match will not exceed 1.50% of compensation), as defined in amendment number 8 to the Plan agreement (their “fixed” match) for those participants who are U.S. employees, and no longer participate in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ Roth Contributions, if the pretax contributions are less than 4% of compensation. Prior to January 1, 2021 the Company matched 50% of a participants contributions up to a maximum amount of 6% of the participants' compensation. The Company match was amended effective January 1, 2022 as described in "Note 2 - Plan Amendments" below.
All participants who are employed during the contribution period are eligible for a profit sharing contribution, if any is made. The profit sharing contribution is a percentage of eligible compensation received during the contribution period. The Company may make profit sharing contributions from time to time during or after the plan year, as determined by the Company, or may elect not to make the contribution for a contribution period. There were no discretionary contributions recognized in 2021.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s fixed match, discretionary profit sharing contributions (when applicable), and an allocation of Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. The benefit to which a participant is entitled is the vested portion of the participant's account balance.
Vesting

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule that applies for participants whose employment was terminated prior to January 1, 2022, a participant is 100% vested after five years of credited service. The vesting schedule was amended effective January 1, 2022, as described in "Note 2 - Plan Amendments" below. Forfeited balances of terminated participants’ non-vested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses.
Notes Receivable from Participants
Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions or repaid directly to the Trustee.
In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts during the COVID-19 pandemic. The CARES Act contained several provisions that temporarily impacted 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan repayment deferral option. The Company incorporated these provisions into the Plan from April, 2020 through December, 2020. Required minimum distributions ("RMDs") were waived in 2020; however, the Plan continued to schedule and make the RMDs unless the participant requested a suspension until 2021. In cases where a participant's first RMD was scheduled for 2020, the participant received their first payment in 2021.
Administrative Costs
The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $370,847 for the year ended December 31, 2021, are paid by the Company. Expenses related to the management of investments and transaction fees are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.
Forfeited Accounts
As of December 31, 2021 and 2020, forfeited employer matching non-vested accounts amounted to $276,739 and $101,818 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching contributions. During the year ended December 31, 2021, forfeitures applied against administrative expenses amounted to $147,944. Forfeitures applied against employer matching contributions during the year ended December 31, 2021 amounted to $304,776.
Payment of Benefits
On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participant's normal or early retirement date; however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

2.   Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The MillerKnoll Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 4 for a discussion of fair value measurements.
The Plan's investments are composed of the following:
Mutual funds and equity securities: The Plan’s investments in mutual funds and equity securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Common collective trusts: The Plan’s interest in the Northern Trust common collective trusts is valued at the net asset value (NAV) per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time by replicating benchmark indices. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed purchases and redemptions of these investments may occur daily and have no restrictions.
The Vanguard Retirement Savings Trust III (“VRST”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short-term money market funds. The VRST is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities and then divided by number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Plan has no unfunded commitments to the VRST, which allows for daily transactions. The Plan may be subject to a 12-month notice period for redemptions, and redemptions are allowed daily for participants.
The Harbor Capital Appreciation CIT; Class 4 ("HCIT"), a common collective trust, invests primarily in equity securities, principally common and preferred stocks, of U.S. companies with market capitalization of at least $1 billion at the time of purchase and that the subadvisor considers to have above average prospects for growth. The HCIT is valued at NAV as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund as of the close of regular trading on the New York Stock Exchange on each valuation date. The Plan has no unfunded commitments to the HCIT. Plan fiduciaries may direct purchases and redemptions to and from the fund. The fund may impose reasonable notice requirements at its discretion.
The Vanguard Target Retirement Trusts (“VTRTs”), common collective trusts, invest substantially all of their assets in the related Vanguard Target Retirement Master Trusts, which have the same investment objectives as the VTRTs. The VTRTs are valued at their NAV as provided by the trustee, which are used as a practical expedient to estimate fair value. The NAVs are based on the fair value of the underlying investments held by the funds less their liabilities and then divided by number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed purchases and redemptions of these investments may occur daily and have no restrictions.

Investment Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.
Use of Estimates

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. As of December 31, 2021 and 2020, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the Plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. Interest rates for outstanding notes receivable ranged from 4.75% to 10.25% as of December 31, 2021.
The CARES Act loan repayment deferral provisions allowed impacted participants to suspend their Plan loan repayments through 2020. Repayments commenced in 2021, with such loans being re-amortized for delays in payment timing and interest accruals.
Loan origination fees are included in gross loan withdrawals. Origination fees totaled $4,950 and $4,600 for the years ended December 31, 2021 and 2020, respectively.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Plan Amendments
During the plan year ended December 31, 2021, the Plan adopted the following amendment:
Effective January 1, 2022, when an eligible employee becomes a Participant, the employee will be deemed to have elected an initial contribution rate of 3%. An automatic 1% increase to participant contributions are made each plan year up to 8% unless the participant elects otherwise. Additionally, the Company matches 100% of participants' Before-Tax and Roth contributions up to a maximum amount of 4% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees, and no longer participate in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ Roth Contributions, if the pretax contributions are less than 4% of compensation.
A participant is 100% vested after two years of credited service if the participant terminates after January 1, 2022.
Recent Accounting Pronouncements
The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to the Plan's operations. As of December 31, 2021, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

3.   Investments
As a result of the July 19, 2021 acquisition of the Company by MillerKnoll, each share of Knoll common stock was converted into 0.32 shares of MillerKnoll common stock and $11.00 in cash, for a total consideration of $54.44 per Knoll share (based on the closing price of MillerKnoll common stock of $43.44 on July 19, 2021).
A summary of MillerKnoll common share data as of December 31, 2021 is presented below:

MillerKnoll common shares, 33,202,887 (dollars in thousands)	$1,301.2
Market value per share	39.19
A summary of Knoll common share data as of December 31, 2020 is presented below:

Knoll common shares, 108,566,185 (dollars in thousands)	$1,593.7
Market value per share	14.68
During 2021, the Plan’s investments appreciated (depreciated) in fair value (including realized and unrealized gains and losses) as follows:

Year ended December 31,
2021
Mutual Funds	$19,795,001
Common/Collective Trusts	8,072,611
Knoll Common Stock Fund	1,127,195
MillerKnoll Common Stock Fund	$(159,032)
$28,835,775
Investments that represent 10% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2021	2020
Vanguard Windsor II Fund Admiral Shares	$58,641,522	$51,710,908
Harbor Cap Appr Ret Cl	N/A	56,383,422
Harbor Capital Appreciation CIT; Class 4	57,845,601	N/A
Vanguard Retirement Savings Trust III	46,446,343	48,878,131

4.   Fair Value Measurements
The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2021 and 2020.
MillerKnoll Common Stock Fund and Knoll Common Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts: Valued at the NAV per unit, as a practical expedient to estimate fair value, as determined by the common collective trust as of the valuation date. The NAV of the funds are calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020.

	Assets at fair value as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total
MillerKnoll Common Stock Fund	$1,301,221	$—	$—	$1,301,221
Mutual funds	113,030,154	—	—	113,030,154
Total assets in the fair value hierarchy	114,331,375	—	—	114,331,375
Investments measured at net asset value (1)	—	—	—	294,744,337
Investments at fair value	$114,331,375	$—	$—	$409,075,712

	Assets at fair value as of December 31, 2020
Description	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$1,593,752	$—	$—	$1,593,752
Mutual funds	300,481,610	—	—	300,481,610
Total assets in the fair value hierarchy	302,075,362	—	—	302,075,362
Investments measured at net asset value (1)	—	—	—	89,531,877
Investments at fair value	$302,075,362	$—	$—	$391,607,239
(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020
5.   Related-Party and Party-in-Interest Transactions
The Plan invests in various Vanguard mutual funds and other investments. These investments are considered party-in-interest transactions because Vanguard serves as trustee of the Plan. In addition, certain fees are paid to the Trustee.
The Plan also invests in MillerKnoll common stock (and, prior to the July 2021 acquisition of Knoll by MillerKnoll, in Knoll common stock). Transactions in Knoll common stock (prior to the July 2021 acquisition) and in MillerKnoll common stock are considered party-in-interest transactions because the Company, which is now a wholly-owned subsidiary of MillerKnoll, is the Plan's sponsor. At December 31, 2021 and 2020, the Plan held investments totaling $1,301,221 and $1,593,752, respectively, in shares of common stock of MillerKnoll and the Company, respectively. Dividend income on Company stock and MillerKnoll stock totaled $18,376 for the year ended December 31, 2021. Total shares at December 31, 2021 and 2020 equaled 33,203 and 108,566, respectively. Notes receivable from participants also qualify as party-in-interest transactions.
Shares held in the MillerKnoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the MillerKnoll common stock on the Nasdaq Global Select Market System.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
6.   Income Tax Status
The Plan has been operating under a determination letter from the Internal Revenue Service ("IRS") dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
In addition, the COVID-19 pandemic is having, and will likely continue to have, significant effects on the global economy, global supply chains, businesses, and communities. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments, including the duration of the pandemic and the pace of economic recovery. The impact to participants will be dependent on the timing of distributions and the related share price of investments held at the distribution date.

Supplemental Schedule
Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002
Schedule H, Line 4(i)—
Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	**	$58,641,522
	Harbor Capital Appreciation CIT; Class 4	Common/Collective Trust	**	57,845,601
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	46,446,343
	NT Collective S&P 500 Index Fund-DC-Non Lending; Tier 4	Common/Collective Trust	**	28,043,334
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	24,535,673
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	20,319,402
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	20,043,805
	Metropolitan West Total Return Bond Fund; P Class	Registered Investment Company	**	16,751,772
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	15,843,794
*	Vanguard Explorer Fund Admiral Shares	Registered Investment Company	**	14,878,113
	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	**	14,840,610
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	14,751,961
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	13,700,315
	NT C Ext Mkt Ind DC NL T3	Common/Collective Trust	**	12,692,382
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	10,972,091
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	9,454,076
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	**	6,263,250
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	6,256,141
	NT C Agg Bd NL T4	Common/Collective Trust	**	3,476,844
	MassMutual Mid Cap Growth Fund; Class I	Registered Investment Company	**	3,307,048
	Goldman Sachs Small Cap Value Fund; Class R6	Registered Investment Company	**	2,165,607
	MFS Mid Cap Value Fund; Class R6	Registered Investment Company	**	2,100,120
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	1,846,339
	NT C ACWI ex-US IMI T4	Common/Collective Trust	**	1,605,719
*	MillerKnoll Common Stock Fund	Company Stock Fund	**	1,301,221
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	**	647,267
*	Vanguard Federal Money Market Fund	Registered Investment Company	**	345,362

*	Participant loans	4.75% - 10.25% and maturity dates through 2029	$0	2,917,162
				$411,992,874

*               Party-in-interest to the Plan, as defined by ERISA.
**             Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL, INC.

Date: June 29, 2022	By:	/s/ Jeffrey M. Stutz

Jeffrey M. Stutz

Treasurer

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm